Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 3
DATED MAY 1, 2014
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 2 dated April 24, 2014 (which superseded and replaced all prior supplements). Unless otherwise defined in this Supplement No. 3, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Probable Investments in Real Estate Assets

Lakeside Crossing Shopping Center. We are evaluating the purchase of a fee simple interest in a 66,906 square foot newly constructed grocery-anchored retail center known as Lakeside Crossing Shopping Center, located in Lynchburg, Virginia. IREA has entered into an agreement to acquire a fee simple interest in the property from Lakeside Crossing Lynchburg, LLC, an unaffiliated third party, for approximately $19.94 million in cash, plus closing costs. We do not believe closing costs will exceed $100,000. If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries. We have no obligation under the contract between IREA and the seller until it is assigned to us by IREA. If we acquire the property, we expect to fund 50% of the purchase price with proceeds from our offering. We will fund the remainder of the purchase price with a loan secured by the property. We expect that the loan will bear interest at a floating rate that will not exceed the one month British Bankers Association LIBOR rate plus 1.95% per annum. We expect the loan will mature after five years, but will require us to pay interest only until maturity. We also expect that we will either enter into a swap or a one year forward swap in order to convert the floating rate to a fixed rate of interest which we expect will not exceed 4.25%. In the event we decide not to fix the floating rate, then the effective annual interest rate as of the date of this supplement would be 2.10% per annum. There can be no assurance we will obtain a loan on these specific terms.

Among the items we are considering in determining to pursue acquiring Lakeside Crossing Shopping Center include, but are not limited to, the following:

•	The property is newly constructed in 2013 and grocery-anchored.
•	The property is 90.1% leased and 88.3% occupied as of the date of this supplement.
•	We believe the property is well situated in Lynchburg, Virginia. Lynchburg is home to six colleges and three major hospitals. Within a five mile radius of the property the current population is over 89,000 and the average household income within the same radius is over $47,000.
•	Lakeside Crossing Shopping Center is located between Old Forest Road, Whitehall Road and Lakeside Drive, all major thoroughfares in the area.
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As of April 30, 2014, Lakeside Crossing Shopping Center was 88.3% occupied and 90.1% leased to 13 tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately 8 years. There are two tenants occupying greater than 10% of the total gross leasable area of the property.

Fresh Market, a grocery store, leases 20,900 square feet, or approximately 31.2% of the total gross leasable area of the property, and pays annual base rent of $292,600, or approximately 23.6% of total annual base rent of the property. Fresh Market’s lease expires on September 30, 2023, and there are six 5-year renewal options, which may be exercised at the option of Fresh Market as set forth in the lease. Petco, a national pet store chain, leases 12,500 square feet, or approximately 18.7% of the total gross leasable area and pays $225,000, or approximately 18.2% of total annual base rent of the property. Petco’s lease expires on November 30, 2023, and there are three 5-year renewal options, which may be exercised at the option of Petco as set forth in the lease. The other tenants leasing at least 2,000 square feet are Mattress Warehouse, Panera, US Cellular, Massage Envy, and Zoe’s Kitchen.

The acquisition would be subject to an earnout component to the purchase price, meaning we will not pay approximately $1.7 million of the purchase price of the property at closing, although we will own the entire property. We would not be obligated to pay this contingent portion of the purchase price unless space, which if not leased at the time of acquisition, is later leased within the time limits and parameters as defined in the purchase agreement. The earnout payment would be based on a predetermined formula and applied to rental income we receive over an 18-month period starting from the date of acquisition. If at the end of the time period, the earnout space is not leased, occupied and rent producing, we would have no further obligation to pay any additional purchase price consideration and would retain ownership of the entire property. The total consideration which may be earned by the seller is subject to final determination and the total amount is included in the purchase price disclosed above.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2014 through 2023, and the approximate rentable square feet represented by the applicable lease expirations, at the property.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2014	-	-	-	-
2015	-	-	-	-
2016	-	-	-	-
2017	-	-	-	-
2018	1	1,600	48,000	3.7%
2019	2	4,841	129,566	10.1%
2020	1	1,500	50,700	4.4%
2021	-	-	-	-
2022	-	-	-	-
2023	7	46,095	918,945	82.7%

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The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2013	71.7%	$19.50

* The first year of occupancy was 2013.

We believe that the property is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements. There are four competitive shopping centers located within approximately three miles of the property.

Real estate taxes assessed for the fiscal year ended December 31, 2013, were approximately $84,300. The amount of real estate taxes assessed was calculated by multiplying the property’s assessed value by a tax rate of 1.11%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of April 30, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	-	200,000

Shares sold in the offering:	12,281,600.561	121,515,996	10,887,589	110,628,407

Shares sold pursuant to our distribution reinvestment plan:	134,389.791	1,276,703	-	1,276,703

Shares purchased pursuant to our share repurchase program:	-	-	-	-
Total:	12,435,990.352	122,992,699	10,887,589	112,105,110

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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